

January 4, 2013

<u>Via E-mail</u>
Gregory C. Liddy
President
Anchor CNGO Corp.
301 North E Street
Lake Worth, FL 33460

> **Re:     Anchor CNGO Corp.**
> **Registration Statement on Form S-1**
> **Filed December 28, 2012**
> **File No.  333-185745**

Dear Mr. Liddy:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form in that it does not contain financial statements or an audit report.  We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.  We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director